Filing pursuant to Rule 425 under the Securities Act of 1933, as amended
Filer: Brookline Bancorp, Inc.
Subject Company: First Commons Bank
Registration No. 333-221249

The following communication will be e-mailed to stockholders of First Commons Bank on December 8, 2017

SUBJECT: First Commons Bank “Special” Update from Tony Nuzzo

Hi,

As a stockholder of First Commons Bank on November 27, 2017, you will soon receive an important package.

This package will include a notice of a Special Meeting of Stockholders of First Commons Bank scheduled for January 17, 2018 and a proxy statement/prospectus containing information about the proposed merger currently pending between First Commons Bank and Brookline Bank. The package will also include a proxy card asking stockholders to vote in favor of the merger (either via the Internet, telephone, email or mail) on or before the Special Meeting on January 17, 2018.  The package is expected to be mailed on December 12, 2017.  Please be on the lookout.

Additionally, for those who have interest in attending the Special Meeting of Stockholders in person, the date, time, and place have now been set: Wednesday, January 17, 2018 at 10:00AM at Tartufo Restaurant.  Of course, as is our custom with stockholder meetings, breakfast will be available before the meeting beginning at 8:30AM in our Newton branch.

Importantly, we cannot complete the merger unless we have an affirmative vote of at least two-thirds of the shares of First Commons Bank common stock outstanding and entitled to vote.  So, every vote counts!

I will continue to bring you “Special Updates” as needed.  For example, I may remind you next week that your proxy statement/prospectus was mailed and you may have received it already.

Thanks and have a good weekend,

Tony

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between First Commons Bank and Brookline Bank, Brookline Bancorp, Inc. has filed with the SEC a registration statement on Form S-4, as amended, containing the proxy statement/prospectus of First Commons Bank.  The SEC declared the registration statement effective on December 5, 2017.  This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Brookline Bancorp, Inc. has filed or may file with the SEC or that First Commons Bank will send to stockholders in connection with the proposed merger.  STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.  You may obtain copies of all documents filed with the SEC regarding this proposed merger, free of charge, at the SEC’s website (www.sec.gov).  Copies of the documents filed with the SEC by Brookline Bancorp, Inc. are available free of charge on Brookline Bancorp, Inc.’s internet website at http://www.brooklinebancorp.com/CorporateProfile under the tab “SEC Filings” or by contacting Brookline Bancorp, Inc.’s Investor Relations contact at 617-425-5331.